ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
6 January to 3 February 2014

DATE	DETAIL

3 February 2014	Voting rights and capital update

23 January 2014	Notification of Directors’ Interests –reinvestment of interim dividend

10 January 2014	Notification of Major Interest in National Grid Ordinary Shares

7 January 2014	Directors Interests- Share Incentive Plan-monthly update

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

30 January 2014: Interim Management Statement for the period 1 October 2013 to 29 January 2014